Exhibit 99(b)

                               [LOGO OF SPRINT]


                     Supplemental Information -- Annex II
                     ------------------------------------



                                Sprint PCS Group

                         Combined Financial Information





The PCS Group is an integrated business of Sprint Corporation and does not constitute a stand-alone entity. The purpose of this combined financial information is to provide investors additional information to use in analyzing the results of operations and financial condition of the PCS Group, and this combined financial information should be read in conjunction with the consolidated financial statements of Sprint Corporation.

MANAGEMENT REPORT

Sprint Corporation's management is responsible for the integrity and objectivity of the information contained in this annex. Management is responsible for the consistency of reporting this information and for ensuring that accounting principles generally accepted in the United States are used.

In discharging this responsibility, management maintains a comprehensive system of internal controls and supports an extensive program of internal audits, has made organizational arrangements providing appropriate divisions of responsibility and has established communication programs aimed at assuring that its policies, procedures and principles of business conduct are understood and practiced by its employees.

The combined financial statements included in this annex have been audited by Ernst & Young LLP, independent auditors. Their audits were conducted using auditing standards generally accepted in the United States and their report is included herein.

The Board of Director's responsibility for these combined financial statements is pursued mainly through its Audit Committee. The Audit Committee, composed entirely of directors who are not officers or employees of Sprint, meets periodically with the internal auditors and independent auditors, both with and without management present, to assure that their respective responsibilities are being fulfilled. The internal and independent auditors have full access to the Audit Committee to discuss auditing and financial reporting matters.

/s/ W. T. Esrey
-----------------------------------------------------
William T. Esrey
Chairman and Chief Executive Officer


/s/ Arthur B. Krause
-----------------------------------------------------
Arthur B. Krause
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Sprint Corporation

We have audited the accompanying combined balance sheets of the Sprint PCS Group (as described in Note 1) as of December 31, 2000 and 1999, and the related combined statements of operations, comprehensive loss and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the management of Sprint Corporation (Sprint). Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1998 consolidated financial statements of Sprint Spectrum Holding Company, L.P., a wholly owned subsidiary of Sprint as of December 31, 1998 and an investment in which Sprint had a 40% interest through November 23, 1998 (as discussed in Note 1). Such financial statements reflect revenues of $1.2 billion for the year ended December 31, 1998. The consolidated financial statements of Sprint Spectrum Holding Company, L.P. have been audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the 1998 revenues, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Sprint PCS Group at December 31, 2000 and 1999, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the combined financial statements, in 2000 the Sprint PCS Group changed its accounting for activation fee revenues.

The Sprint PCS Group is a fully integrated business of Sprint. Accordingly, these combined financial statements have been derived from the consolidated financial statements and accounting records of Sprint and, as discussed in
Note 1, reflect certain assumptions and allocations. As more fully discussed in
Note 1, the combined financial statements of the Sprint PCS Group should be read together with the audited consolidated financial statements of Sprint.

                                                             Ernst & Young LLP

Kansas City, Missouri
February 1, 2001

REPORT OF INDEPENDENT AUDITORS

The Board of Directors of Sprint Corporation and Partners of Sprint Spectrum Holding Company, L.P.

We have audited the consolidated statements of operations and cash flows of Sprint Spectrum Holding Company, L.P. and subsidiaries for the year ended December 31, 1998. Our audit also included the 1998 financial statement schedule (Schedule II). These financial statements and Schedule II are the responsibility of Partnership management. Our responsibility is to express an opinion on these consolidated financial statements and Schedule II based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Sprint Spectrum Holding Company, L.P. and subsidiaries for the year ended December 31, 1998 in conformity with generally accepted accounting principles. Also, in our opinion,
Schedule II, when considered in relation to the basic 1998 consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

                                                          Deloitte & Touche LLP

Kansas City, Missouri
February 2, 1999

COMBINED STATEMENTS OF OPERATIONS                                                                Sprint PCS Group
(millions)                                                                                (an integrated business
                                                                                           of Sprint Corporation)
----------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                     2000           1999            1998
----------------------------------------------------------------------------------------------------------------
Net Operating Revenues                                                $     6,341     $    3,373      $    1,294
----------------------------------------------------------------------------------------------------------------

Operating Expenses
      Costs of services and products                                        3,942          3,150           1,758
      Selling, general and administrative                                   2,426          1,937           1,138
      Depreciation                                                          1,339          1,060             670
      Amortization                                                            538            463             119
      Merger related costs                                                     24              -               -
      Acquired in-process research and development costs                        -              -             179
----------------------------------------------------------------------------------------------------------------
      Total operating expenses                                              8,269          6,610           3,864
----------------------------------------------------------------------------------------------------------------

Operating Loss                                                             (1,928)        (3,237)         (2,570)

Interest expense                                                             (933)          (698)           (491)
Other partners' loss in Sprint PCS                                              -              -           1,251
Minority interest                                                               -             20             145
Other income (expense), net                                                   (11)            46              34
----------------------------------------------------------------------------------------------------------------

Loss before income tax benefit and extraordinary items                     (2,872)        (3,869)         (1,631)

Income tax benefit                                                          1,004          1,388             541
----------------------------------------------------------------------------------------------------------------

Loss before Extraordinary Items                                            (1,868)        (2,481)         (1,090)
Extraordinary items, net                                                       (3)           (21)            (31)
----------------------------------------------------------------------------------------------------------------

Net Loss                                                              $    (1,871)    $   (2,502)     $   (1,121)
                                                                      ==========================================


           See accompanying Notes to Combined Financial Statements.

COMBINED STATEMENTS OF COMPREHENSIVE LOSS                                                       Sprint PCS Group
(millions)                                                                               (an integrated business
                                                                                          of Sprint Corporation)
-----------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                              2000             1999              1998
-----------------------------------------------------------------------------------------------------------------
Net Loss                                                        $      (1,871)    $      (2,502)   $       (1,121)
-----------------------------------------------------------------------------------------------------------------

Other Comprehensive Loss

Unrealized holding gains on securities                                      5                 8                 -
Income tax expense                                                         (2)               (3)                -
-----------------------------------------------------------------------------------------------------------------
Net unrealized holding gains on securities during the period                3                 5                 -
Reclassification adjustment for gains included in net loss                 (8)                -                 -
-----------------------------------------------------------------------------------------------------------------
Total net unrealized holding gains (losses) on securities                  (5)                5                 -
Foreign currency translation adjustments                                    3                 -                 -
-----------------------------------------------------------------------------------------------------------------
Total other comprehensive income (loss)                                    (2)                5                 -
-----------------------------------------------------------------------------------------------------------------

Comprehensive Loss                                              $      (1,873)    $      (2,497)   $       (1,121)
                                                                =================================================


           See accompanying Notes to Combined Financial Statements.

COMBINED BALANCE SHEETS                                                                                Sprint PCS Group
(millions)                                                                                      (an integrated business
                                                                                                 of Sprint Corporation)
-------------------------------------------------------------------------------------------------------------------------
December 31,                                                                                2000             1999
-------------------------------------------------------------------------------------------------------------------------
Assets
    Current assets
      Cash and equivalents                                                             $        117      $         16
      Accounts receivable, net of allowance for doubtful
        accounts of $96 and $46                                                                 902               572
      Inventories                                                                               515               336
      Prepaid expenses                                                                           90                89
      Current tax benefit receivable from the FON Group                                          26               293
      Other                                                                                     200                 9
-------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                    1,850             1,315

    Property, plant and equipment
      Network equipment                                                                       7,540             5,817
      Construction work in progress                                                           1,713             1,692
      Buildings and leasehold improvements                                                    2,108             1,235
      Other                                                                                     756               667
-------------------------------------------------------------------------------------------------------------------------
      Total property, plant and equipment                                                    12,117             9,411
      Accumulated depreciation                                                               (2,595)           (1,415)
-------------------------------------------------------------------------------------------------------------------------
      Net property, plant and equipment                                                       9,522             7,996

    Investments in affiliates                                                                   148                 -
-------------------------------------------------------------------------------------------------------------------------

    Intangible assets
      Goodwill                                                                                4,548             4,522
      PCS licenses                                                                            3,059             3,060
      Customer base                                                                             747               726
      Microwave relocation costs                                                                411               377
      Other                                                                                      46                54
-------------------------------------------------------------------------------------------------------------------------
      Total intangible assets                                                                 8,811             8,739
      Accumulated amortization                                                               (1,077)             (551)
-------------------------------------------------------------------------------------------------------------------------
      Net intangible assets                                                                   7,734             8,188

    Other assets                                                                                509               425
-------------------------------------------------------------------------------------------------------------------------
    Total                                                                              $     19,763      $     17,924
                                                                                       ==================================

Liabilities and Combined Attributed Net Assets
    Current liabilities
      Current maturities of long-term debt                                             $        244      $        185
      Accounts payable                                                                          687               450
      Construction obligations                                                                  997             1,039
      Accrued taxes                                                                             203               130
      Payables to the FON Group                                                                 296               136
      Other                                                                                     965               638
-------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                               3,392             2,578

    Long-term debt and capital lease obligations                                             14,136            11,304

    Deferred credits and other liabilities
      Deferred income taxes                                                                      90               582
      Other                                                                                     253               140
-------------------------------------------------------------------------------------------------------------------------
      Total deferred credits and other liabilities                                              343               722

    Redeemable preferred stock                                                                  526               526

    Combined attributed net assets                                                            1,366             2,794
-------------------------------------------------------------------------------------------------------------------------

    Total                                                                              $     19,763      $     17,924
                                                                                       ===================================

           See accompanying Notes to Combined Financial Statements.

COMBINED STATEMENTS OF CASH FLOWS                               Sprint PCS Group
(millions)                                               (an integrated business
                                                          of Sprint Corporation)

------------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                  2000              1999             1998
------------------------------------------------------------------------------------------------------------------------------------
Operating Activities

Net loss                                                            $      (1,871)    $      (2,502)   $      (1,121)
Adjustments to reconcile net loss to net cash used by
   operating activities:
     Extraordinary items, net                                                   3                21               31
     Equity in net loss of affiliate                                           55                 -              840
     Acquired in-process research and development costs                         -                 -              179
     Depreciation and amortization                                          1,877             1,523              121
     Deferred income taxes                                                   (591)             (553)              68
     Current tax benefit used by the FON Group                                  -                 -             (460)
     Net gains on sales of assets                                             (47)              (25)               -
     Changes in assets and liabilities, excluding
       the PCS Restructuring in 1998:
         Accounts receivable, net                                            (324)             (241)              (1)
         Inventories and other current assets                                (304)             (237)               -
         Accounts payable and other current liabilities                       647               363              386
         Current tax benefit receivable from the FON Group                    267              (123)            (170)
         Affiliate receivables and payables, net                              155                35              101
         Noncurrent assets and liabilities, net                                77                13             (102)
     Other, net                                                                48                34              (31)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by operating activities                                          (8)           (1,692)            (159)
------------------------------------------------------------------------------------------------------------------------------------

Investing Activities

Capital expenditures                                                       (3,047)           (2,580)          (1,072)
Proceeds from sales of assets                                                 207               153                -
Investments in affiliates                                                    (203)                -                -
Cash acquired in the PCS Restructuring                                          -                 -              244
Investments in Sprint PCS                                                       -                 -              (33)
Other, net                                                                    (11)              (82)               -
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                      (3,054)           (2,509)            (861)
------------------------------------------------------------------------------------------------------------------------------------

Financing Activities

Proceeds from long-term debt                                                3,269             5,901            4,428
Payments on long-term debt                                                   (407)           (2,734)          (3,434)
Advances from (to) the FON Group                                              (17)                -               64
Proceeds from common stock issued                                             121               905               85
Dividends paid                                                                (15)              (15)               -
Net assets transferred to the FON Group                                         -                 -             (340)
Current tax benefit used by the FON Group                                       -                 -              460
Other, net                                                                    212               (13)             (70)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                   3,163             4,044            1,193
------------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Equivalents                                   101              (157)             173
Cash and Equivalents at Beginning of Year                                      16               173                -
------------------------------------------------------------------------------------------------------------------------------------

Cash and Equivalents at End of Year                                 $         117     $          16    $         173
                                                                  ==================================================================

           See accompanying Notes to Combined Financial Statements.

NOTES TO COMBINED FINANCIAL STATEMENTS                         Sprint PCS Group
                                                        (an integrated business
                                                         of Sprint Corporation)

-------------------------------------------------
1. Summary of Significant Accounting Policies
-------------------------------------------------

Tracking Stock Formation

In November 1998, Sprint's shareholders approved the allocation of all of Sprint's assets and liabilities into two groups, the FON Group and the PCS Group, as well as the creation of the FON stock and the PCS stock. In addition, Sprint purchased the remaining ownership interests in Sprint Spectrum Holding Company, L.P. and PhillieCo, L.P. (together, Sprint PCS), other than a minority interest in Cox Communications PCS, L.P. (Cox PCS). Sprint acquired these ownership interests from Tele-Communications, Inc., Comcast Corporation and Cox Communications, Inc. (the Cable Partners). In exchange, Sprint issued the Cable Partners special low-vote PCS shares and warrants to acquire additional PCS shares. Sprint also issued the Cable Partners shares of a new class of preferred stock convertible into PCS shares. The purchase of the Cable Partners' interests is referred to as the PCS Restructuring. In the 1999 second quarter, Cox Communications, Inc. exercised a put option requiring Sprint to purchase the remaining 40.8% interest in Cox PCS. Sprint issued additional low vote PCS shares in exchange for this interest.

Also in November 1998, Sprint reclassified each of its publicly traded common shares into one share of FON stock and 1/2 share of PCS stock. This recapitalization was tax-free to shareholders. Each Class A common share owned by France Telecom (FT) and Deutsche Telekom AG (DT) entitles FT and DT to one share of FON stock and 1/2 share of PCS stock. These transactions are referred to as the Recapitalization.

In connection with the PCS Restructuring, FT and DT purchased 5.1 million additional PCS shares (pre-split basis) to maintain their voting power in Sprint (Top-up).

Operating Segments

Sprint's business is divided into four lines of business: the global markets division, the local division, the product distribution and directory publishing businesses and the PCS wireless telephony products and services business. The FON Group includes the global markets division, the local division and the product distribution and directory publishing businesses, and the PCS Group includes the PCS wireless telephony products and services business. The PCS common stock is intended to reflect the financial results and economic value of the PCS wireless telephony products and services business. The FON common stock is intended to reflect the financial results and economic value of the global markets division, the local division and the product distribution and directory publishing businesses.

Basis of Combination and Presentation

The PCS Group is an integrated business of Sprint Corporation and does not constitute a stand-alone entity. The purpose of this combined financial information is to provide investors additional information to use in analyzing the results of operations and financial condition of the PCS Group, and this combined financial information should be read in conjunction with the consolidated financial statements of Sprint.

Investors in PCS stock are shareholders of Sprint and are subject to the risks related to an equity investment in Sprint and all of Sprint's businesses, assets and liabilities. The assets and liabilities allocated by Sprint's Board to the PCS Group remain assets and liabilities of Sprint and are therefore subject to the claims of Sprint's creditors generally. In the event of the liquidation or winding up of Sprint Corporation, assets of Sprint remaining for distribution to Sprint's common shareholders will be distributed to holders of PCS stock based on the liquidation value of such shares as provided in Sprint's ariticles of incorporation, which may differ from the Board's allocation of assets and liabilities among the Groups. The Board of Directors of Sprint may, subject to the restrictions in Sprint's articles of incorporation, change the allocation of the assets and liabilities that comprise each of the PCS Group and the FON Group without shareholder approval. Given the Board's discretion in these matters, it may be difficult to assess the future prospects of each group based on past performance.

The combined PCS Group financial statements, together with the combined FON Group financial statements, include all the accounts included in Sprint's consolidated financial statements prior to inter-group eliminations.

Investments in entities in which the PCS Group exercises significant influence, but does not control, are accounted for using the equity method (see Note 3).

The PCS Group entities are commonly controlled companies and are wholly owned by Sprint.

Transactions between the PCS Group and the FON Group have not been eliminated in the combined financial statements of either group.

As a result, the PCS Group combined financial statements should be read along with Sprint's consolidated financial statements and the FON Group combined financial statements.

Sprint PCS' results of operations for 1998 have been consolidated for the entire year. The Cable Partners' share of losses through the PCS Restructuring date has been reflected as "Other partners' loss in Sprint PCS" in the Combined Statements of Operations. Sprint PCS financial position has been reflected on a consolidated basis at year-end 1998. Before 1998, Sprint's investment in Sprint PCS was accounted for using the equity method. The PCS Group's cash flows include Sprint PCS' cash flows only after the PCS Restructuring date.

The PCS Group combined financial statements are prepared using accounting principles generally accepted in the United States. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on the results of operations or combined attributed net assets as previously reported.

Classification of Operations

The PCS Group includes Sprint's wireless PCS operations. It operates the only 100% digital PCS wireless network in the United States with licenses to provide nationwide service using a single frequency and a single technology. At year-end 2000, the PCS Group, together with affiliates, operated PCS systems in over 300 metropolitan markets including the 50 largest U.S. metropolitan areas.

Allocation of Shared Services

Sprint directly assigns, where possible, certain general and administrative costs to the FON Group and the PCS Group based on their actual use of those services. Where direct assignment of costs is not possible, or practical, Sprint uses indirect methods, including time studies, to estimate the assignment of costs to each group. Cost allocation methods other than time studies include factors (general, marketing or headcount) derived from the operating unit's relative share of the predefined category referenced (e.g. headcount). Sprint believes that the costs allocated are comparable to the costs that would be incurred if the groups would have been operating on a stand-alone basis. The allocation of shared services may change at the discretion of Sprint and does not require shareholder approval.

Allocation of Federal and State Income Taxes

Sprint files a consolidated federal income tax return and certain state income tax returns which include FON Group and PCS Group results. In connection with the PCS Restructuring, Sprint adopted a tax sharing agreement which provides for the allocation of income taxes between the two groups. The PCS Group's income taxes reflect the PCS Group's incremental cumulative impact on Sprint's consolidated income taxes. Intergroup tax payments are satisfied on the date Sprint's related tax payment is due to or the refund is received from the applicable tax authority. The PCS Group accrued current income tax benefits in accordance with the tax sharing agreement totaling $605 million in 2000, $887 million in 1999 and $190 million in 1998.

The tax sharing agreement applies to tax years ending on or before December 31, 2001. For periods after December 31, 2001, Sprint's board of directors will adopt a tax sharing arrangement that will be designed to allocate tax benefits and burdens fairly between the FON Group and the PCS Group.

Allocation of Group Financing

Financing activities for the groups are managed by Sprint on a centralized basis. Debt incurred by Sprint on behalf of the groups is specifically allocated to and reflected in the financial statements of the applicable group. Interest expense is allocated to the PCS Group based on an interest rate that is substantially equal to the rate it would be able to obtain from third parties as a direct or indirect wholly owned Sprint subsidiary, but without the benefit of any guaranty by Sprint or any member of the FON Group. That interest rate is higher than the rate Sprint obtains on borrowings. The difference between Sprint's actual interest rate and the rate charged to the PCS Group is reflected as a reduction in the FON Group's interest expense.

Under Sprint's centralized cash management program, one group may advance funds to the other group. These advances are accounted for as short-term borrowings between the groups and bear interest at a market rate that is substantially equal to the rate that group would be able to obtain from third parties on a short-term basis.

The allocation of group financing activities may change at the discretion of Sprint and does not require shareholder approval.

Income Taxes

The PCS Group records deferred income taxes based on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases.

Revenue Recognition

The PCS Group recognizes operating revenues as services are rendered or as products are delivered to customers. Service activation fees are deferred and amortized over the average life of the service.

The PCS Group implemented SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," during the fourth quarter of 2000, effective the beginning of the year. This bulletin requires activation and installation fee revenues that do not represent a separate earnings process to be deferred and recognized over the estimated service period. Associated incremental direct costs may also be deferred, but only to the extent of revenues subject to deferral. The effect of the change on the nine months ended September 30, 2000 was to decrease revenues and expenses by $68 million.

Cash and Equivalents

Cash equivalents generally include highly liquid investments with original maturities of three months or less. They are stated at cost, which approximates market value. Sprint uses controlled disbursement banking arrangements as part of its cash management program. Outstanding checks in excess of cash balances for the PCS Group were included in accounts payable. These amounts totaled $22 million at year-end 2000 and $30 million at year-end 1999. The PCS Group had sufficient funds available to fund these outstanding checks when they were presented for payment.

Inventories

Inventories are stated at the lower of cost (principally first-in, first-out method) or replacement value.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Generally, ordinary asset retirements and disposals are charged against accumulated depreciation with no gain or loss recognized. Property, plant and equipment is depreciated on a straight-line basis over estimated economic useful lives. Repair and maintenance costs are expensed as incurred.

Capitalized Interest

The PCS Group capitalizes interest costs related to network buildout and PCS licenses, which totaled $153 million in 2000, $108 million in 1999 and $64 million in 1998. In addition, Sprint capitalized interest costs related to the PCS Group's network buildout. This capitalized interest totaled $61 million for 1998 and was contributed to, and is being amortized by, the PCS Group.

Intangible Assets

The PCS Group evaluates the recoverability of intangible assets when events or circumstances indicate that such assets might be impaired. The PCS Group determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying value. In the event impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in business combinations accounted for as purchases. Goodwill is being amortized over 40 years using the straight-line method. Accumulated amortization totaled $231 million at year-end 2000 and $116 million at year-end 1999.

PCS Licenses

The PCS Group acquired licenses from the Federal Communications Commission (FCC) to operate as a PCS service provider. These licenses are granted for up to 10-year terms with renewals for additional 10-year terms if license obligations are met. These licenses are recorded at cost and are amortized on a straight-line basis over 40 years when service begins in a specific geographic area. Accumulated amortization totaled $206 million at year-end 2000 and $130 million at year-end 1999.

Customer Base

The PCS Group capitalized the fair value of Sprint PCS' customer base acquired in the PCS Restructuring and the fair value of Cox PCS' customer base when the remaining minority interest in Cox PCS was acquired in the 1999 second quarter. The customer base is being amortized over 30 months using the straight-line method. Accumulated amortization totaled $596 million at year-end 2000 and $277 million at year-end 1999.

Microwave Relocation Costs

The PCS Group has incurred costs related to microwave relocation in constructing the PCS network. Microwave relocation costs are being amortized over the remaining lives of the PCS licenses. Accumulated amortization totaled $24 million at year-end 2000 and $15 million at year-end 1999.

Stock-based Compensation

The PCS Group participates in the incentive-based stock option plans and employee stock purchase plan administered by Sprint for executives and other employees. Sprint adopted the pro forma disclosure requirements under Statement of Financial Accounting Standards (SFAS) No. 123, "Stock-based Compensation," and continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to its stock option and employee stock purchase plans. Had the PCS Group applied SFAS 123, pro forma net loss would have been $2,135 million in 2000, $2,578 million in 1999 and would not have changed materially from the Recapitalization date through year-end 1998. See Note 13 of Sprint's Notes to Consolidated Financial Statements for more information about Sprint's stock-based compensation and the PCS Group's pro forma net loss and loss per share.

In 1997, Sprint granted performance-based stock options to certain key executives. The PCS Group expensed $3 million in 2000, $5 million in 1999 and $1 million in 1998 related to these performance-based stock options. . The 2000 amount reflects expense through the date of the shareholder approval of the proposed WorldCom merger. At that time, all of these options became vested. An additional $10 million of expense related to these options was included in "Merger related costs" in the Combined Statements of Operations.

---------------------------------------------------------
2. Business Combinations
---------------------------------------------------------

Cox PCS

In the 1999 second quarter, Cox Communications, Inc. exercised a put option requiring Sprint to purchase the remaining 40.8% interest in Cox PCS. Sprint's existing 59.2% interest in Cox PCS was reflected in the PCS Group combined financial statements on a combined basis. Sprint issued 24.3 million shares of low-vote PCS stock (pre-split basis) in exchange for the remaining interest. The shares were valued at $1.1 billion. Sprint accounted for the transaction as a purchase.

The excess of the purchase price over the fair value of the net liabilities acquired was allocated as follows:

---------------------------------------------------------
                                             1999
---------------------------------------------------------
                                          (millions)

Purchase price                           $   1,146
Net liabilities acquired                        99
Fair value assigned to customer base
  acquired                                     (45)
Fair value assigned to PCS licenses            (99)
Deferred taxes established on acquired
  assets and liabilities                        88
---------------------------------------------------------
Goodwill                                 $   1,189
                                        =================


Goodwill is being amortized on a straight-line basis over 40 years.

PCS Restructuring

In November 1998, Sprint acquired the remaining interest in Sprint PCS (except for the minority interest in Cox PCS) from the Cable Partners. In exchange, Sprint issued the Cable Partners 195.1 million low-vote shares of PCS stock and
12.5 million warrants to purchase additional shares of PCS stock (on a pre-split basis). The purchase price was $3.2 billion. In addition, Sprint issued the Cable Partners shares of a new class of preferred stock convertible into PCS shares.

Sprint accounted for the transaction as a purchase. The excess of the purchase price over the fair value of the net liabilities acquired was allocated as follows:

---------------------------------------------------------
                                             1998
---------------------------------------------------------
                                          (millions)

Purchase price including
   transaction costs                   $     3,226
Net liabilities acquired                       281
Fair value assigned to customer
   base acquired                              (681)
Fair value assigned to assembled
   workforce acquired                          (45)
Increase in property, plant and
   equipment to fair value                    (204)
Mark-to-market of long-term debt                85
Deferred taxes established on
   acquired assets and liabilities             678
In-process research and development
   costs                                      (179)
-------------------------------------------------------
Goodwill                               $     3,161
                                     ==================


Goodwill is being amortized on a straight-line basis over 40 years.

With respect to the purchase price attributed to in-process research and development (IPR&D), the acquired IPR&D was limited to significant new products under development that were intended to address new and emerging market needs and requirements, such as the rapid adoption of the Internet and the rapid convergence of voice, data, and video. No routine research and development projects, minor refinements, normal enhancements, or production activities were included in the acquired IPR&D.

The income approach was the primary technique utilized in valuing the acquired IPR&D. This approach included, but was not limited to, an analysis of (1) the markets for each product; (2) the completion costs for projects; (3) the expected cash flows attributable to the IPR&D projects; (4) the risks related to achieving these cash flows; and (5) the stage of development of each project. The issue of alternative future use was extensively evaluated and these technologies, once completed, could only be economically used for their intended purposes.

Sprint PCS Group Pro Forma Results

The following unaudited pro forma combined results of operations for the PCS Group assume the PCS Restructuring, Recapitalization, Top-up and the write-off of acquired IPR&D costs occurred prior to 1998. These pro forma amounts are for comparative purposes only and do not necessarily represent what actual results of operations would have been had the transactions occurred prior to 1998, nor do they indicate the results of future operations. Pro forma results were as follows:

--------------------------------------------------------------------
                                                           1998
--------------------------------------------------------------------
                                                         (millions,
                                                         except per
                                                         share data)

 Net operating revenues                                  $    1,294
                                                         ===========
 Loss before
   extraordinary items                                   $   (1,847)
                                                         ===========
 Net loss                                                $   (1,878)
                                                         ===========

--------------------------------------------------------------------------------
3.   Investment
--------------------------------------------------------------------------------

During the 2000 second quarter, the PCS Group made an investment in Pegaso Telecomunicaciones, S.A. de C.V., a wireless PCS operation in Mexico. The PCS Group accounts for this investment using the equity method. Unaudited, summarized financial information (100% basis) of this entity was as follows:

--------------------------------------------------------------------
                                                           2000
--------------------------------------------------------------------
                                                         (millions)

Results of operations
   Net operating revenues                                 $     104
                                                          ==========
   Operating loss                                         $    (177)
                                                          ==========
   Net loss                                               $    (192)
                                                          ==========

Financial position
   Current assets                                         $      77
   Noncurrent assets                                            716
--------------------------------------------------------------------
   Total                                                  $     793
                                                          ==========
Current liabilities                                       $     367
Noncurrent liabilities                                          327
Owners' equity                                                   99
--------------------------------------------------------------------
   Total                                                  $     793
                                                          ==========

--------------------------------------------------------------------------------
4.   Merger Termination
--------------------------------------------------------------------------------

On July 13, 2000, Sprint and WorldCom, Inc. announced that the boards of directors of both companies terminated their merger agreement, previously announced in October 1999, as a result of regulatory opposition to the merger.

In the 2000 second quarter, the PCS Group recognized a one-time, pre-tax charge of $24 million for costs associated with the terminated merger.

--------------------------------------------------------------------------------
5.   Employee Benefit Plans
--------------------------------------------------------------------------------

Defined Benefit Pension Plan

Effective January 1999, most PCS Group employees became eligible to participate in Sprint's pension plans. Pension benefits are based on years of service and the participants' compensation.

Sprint's policy is to make plan contributions equal to an actuarially determined amount consistent with federal tax regulations. The funding objective is to accumulate funds at a relatively stable rate over the participants' working lives so benefits are fully funded at retirement.

Amounts included in the Combined Balance Sheets for the plan were accrued pension costs of $12 million at year-end 2000 and $5 million at year-end 1999.

Net pension costs are determined for the PCS Group based on a direct calculation of service costs. The PCS Group recorded net pension costs of $7 million in 2000 and $5 million in 1999.

Defined Contribution Plan

Prior to January 1999, Sprint PCS sponsored a savings and retirement program for certain employees. Sprint PCS matched contributions equal to 50% of the contribution of each participant, up to the first 6% that the employee elected to contribute. Expense under the savings plan was $7 million in 1998. Effective January 1999, the PCS Group employees began making contributions to Sprint's defined contribution plan. The existing assets of the Sprint PCS savings plan were rolled over to Sprint's defined contribution plan in early 1999. The PCS Group recorded expense of $17 million in 2000 and $10 million in 1999 for Sprint's matching contributions to the Sprint defined contribution plans. At year-end 2000, Sprint's defined contribution plans held 34 million FON shares and 31 million PCS shares.

Postretirement Benefits

Effective January 1999, most PCS Group employees also became eligible for postretirement benefits (principally medical and life insurance benefits). Retiring employees are eligible for benefits on a shared-cost basis. Sprint funds the accrued costs as benefits are paid.

Amounts included in the Combined Balance Sheets at year-end were accrued postretirement benefits costs of $1 million in 2000 and 1999.

Net postretirement benefits costs are determined for the PCS Group based on a direct calculation of service costs. The PCS Group recorded net postretirement benefits costs of $0.2 million in 2000 and $1 million in 1999.

-------------------------------------------------------------------------
6.   Income Taxes
-------------------------------------------------------------------------

Income tax benefits allocated to continuing operations consisted of the following:

-------------------------------------------------------------------------
                                             2000       1999       1998
-------------------------------------------------------------------------
                                                    (millions)

Current income tax
   benefit
      Federal                           $   (405)   $   (810) $   (579)
      State                                   (8)        (25)      (30)
-------------------------------------------------------------------------
Total current                               (413)       (835)     (609)
-------------------------------------------------------------------------
Deferred income tax
   expense (benefit)
      Federal                               (511)       (479)       83
      State                                  (80)        (74)      (15)
-------------------------------------------------------------------------
Total deferred                              (591)       (553)       68
-------------------------------------------------------------------------

Total                                   $ (1,004)   $ (1,388) $   (541)
                                        =================================

The differences that caused the PCS Group's effective income tax rates to vary from the 35% federal statutory rate for income taxes related to continuing operations were as follows:

-----------------------------------------------------------------------
                                         2000      1999       1998
-----------------------------------------------------------------------
                                               (millions)

Income tax benefit at                  $  (1,005)   $ (1,354) $   (571)
   the statutory rate

Effect of:
   State income
     taxes,
     net of federal
     income tax
     effect                                  (57)        (64)      (29)
   Goodwill
     amortization                             38          34         3
   Equity in losses
     of foreign
     joint venture                            23           -         -
   Write-off of in-
     process
     research and
     development                               -           -        63
     costs
   Other, net                                 (3)         (4)       (7)
-----------------------------------------------------------------------

Income tax benefit                     $  (1,004)   $ (1,388) $   (541)
                                     ==================================

Effective income tax
   rate                                     35.0%       35.9%     33.2%
                                     ==================================

Income tax expense (benefit) allocated to other items was as follows:

----------------------------------------------------------------------------
                                                2000       1999       1998
----------------------------------------------------------------------------
                                                      (millions)

 Extraordinary items                         $    (2)   $   (11)   $   (20)
 Unrealized holding
   gains (losses) on
   investments/(1)/                               (3)         3          -
 Stock ownership,
   purchase and
   options
   arrangements/(1)/                            (148)       (31)         -
----------------------------------------------------------------------------

/(1)/ These amounts have been recorded directly to "Combined attributed net assets."


The PCS Group recognizes deferred income taxes for the temporary differences between the carrying amounts of its assets and liabilities for financial statement purposes and their tax bases. The sources of the differences that give rise to the deferred income tax assets and liabilities at year-end 2000 and 1999, along with the income tax effect of each, were as follows:

----------------------------------------------------------------------------
                                               2000 Deferred Income Tax
                                              ------------------------------
                                               Assets      Liabilities
----------------------------------------------------------------------------
                                                     (millions)
Property, plant and
   equipment                                  $        -    $    1,156
Intangibles                                            -           386
Capitalized interest                                   -           114
Reserves and allowances                               39             -
Operating loss
   carryforwards                                   1,794             -
Tax credit carryforwards                             127             -
Other, net                                            18             -
----------------------------------------------------------------------------
                                                   1,978         1,656
Less valuation allowance                             325             -
----------------------------------------------------------------------------

Total                                         $    1,653    $    1,656
                                             ===============================

-----------------------------------------------------------------------------
                                               1999 Deferred Income Tax
                                             --------------------------------
                                               Assets      Liabilities
-----------------------------------------------------------------------------
                                                   (millions)

Property, plant and
   equipment                                  $        -    $      811
Intangibles                                            -           453
Capitalized interest                                   -           108
Operating loss
   carryforwards                                   1,006             -
Tax credit carryforwards                              53             -
Other, net                                            21             -
-----------------------------------------------------------------------------
                                                   1,080         1,372
Less valuation allowance                             283             -
-----------------------------------------------------------------------------

Total                                         $      797    $    1,372
                                             ================================


Management believes it is more likely than not that these deferred income tax assets, net of the valuation allowance, will be realized based on current income tax laws and expectations of future taxable income stemming from the reversal of existing deferred tax liabilities or ordinary operations. Uncertainties surrounding income tax law changes, shifts in operations between state taxing jurisdictions, and future operating income levels may, however, affect the ultimate realization of all or some of these deferred income tax assets.

The valuation allowance related to deferred income tax assets increased $42 million in 2000 and $38 million in 1999.

In 1998, the PCS Group acquired approximately $229 million of potential tax benefits related to net operating loss carryforwards in the PCS Restructuring which are subject to certain realization restrictions under various tax laws. A valuation allowance was provided for the total of these benefits. If these benefits are subsequently recognized, they will reduce the goodwill or other noncurrent intangible assets resulting from the PCS Restructuring.

In connection with the PCS Restructuring, the PCS Group is required to reimburse the FON Group and the Cable Partners for net operating loss and tax credit carryforward benefits generated prior to the PCS Restructuring if realization by the PCS Group produces a cash benefit that would not otherwise have been realized. The reimbursement will equal 60% of the net cash benefit received by the PCS Group and will be made to the FON Group in cash and to the Cable Partners in shares of Series 2 PCS stock. The carryforward benefits subject to this requirement totaled $259 million, which includes the $229 million acquired in the PCS Restructuring.

At year-end 2000, the PCS Group had federal operating loss carryforwards of approximately $4.2 billion and state operating loss carryforwards of approximately $7.2 billion. Related to these loss carryforwards are federal tax benefits of $1.5 billion and state tax benefits of $519 million. In addition, the PCS Group had available for income tax purposes federal alternative minimum tax credit carryforwards of $33 million, state alternative minimum tax credit carryforwards of $5 million, federal alternative minimum tax net operating loss carryforwards of $2.2 billion, and state alternative minimum tax net operating loss carryforwards of $682 million. The loss carryforwards expire in varying amounts through 2020.

--------------------------------------------------------------------------------
7. Long-term Debt and Capital Lease Obligations
--------------------------------------------------------------------------------

Sprint's consolidated long-term debt and capital lease obligations at year-end was as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        2000                                  1999
                                                         ------------------------------------  ------------------------------------
                                                           Sprint      Sprint                    Sprint      Sprint
                                                             FON        PCS                       FON          PCS
                                           Maturing         Group      Group    Consolidated     Group        Group  Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                       (millions)
Senior notes
   5.7% to 7.6%/(1)/                     2001 to 2028  $   1,105    $    9,395   $   10,500  $   1,105    $    8,145  $    9,250
   8.1% to 9.8%                          2000 to 2003        382             -          382        632             -         632
  11.0% to 12.5%/(2)/                    2001 to 2006          -           776          607          -           734         584

Debentures and notes
   5.8% to 9.6%                          2000 to 2022        500             -          500        565             -         565

Notes payable and
   commercial paper                            -             157         3,797        3,954        294         1,971       2,265

First mortgage bonds
   5.9% to 9.9%                          2000 to 2025      1,085             -        1,085      1,295             -       1,295

Capital lease obligations
   5.2% to 14.0%                         2000 to 2008         61           408          469         69           486         555

Revolving credit facilities
   Variable rates                            2002            900             -          900        900             -         900

Other
   2.0% to 10.0%                         2000 to 2006        318             4          322        573           153         726
-----------------------------------------------------------------------------------------------------------------------------------
                                                           4,508        14,380       18,719      5,433        11,489      16,772

Less: current maturities/(2)/                              1,026           244        1,205        902           185       1,087
-----------------------------------------------------------------------------------------------------------------------------------

Long-term debt and capital lease
     obligations/(2)/                                  $   3,482    $   14,136   $   17,514  $   4,531    $   11,304  $   15,685
                                                       ============================================================================

/(1)/ These borrowings were incurred by Sprint and allocated to the applicable group. Sprint's weighted average interest rate related to these borrowings was 6.7% at year-end 2000 and 6.6% at year-end 1999. The weighted average interest rate related to the borrowings allocated to the PCS Group was approximately 8.8% at year-end 2000 and 8.7% at year-end 1999. See Note 1 for a more detailed description of how Sprint allocates financing to each of the groups.

/(2)/ Consolidated debt does not equal the total of PCS Group and FON Group debt due to intergroup debt eliminated in consolidation. The FON Group had an investment in the PCS Group's Senior Discount notes totaling $169 million at year-end 2000, including $65 million classified as current, and $150 million at year-end 1999.

Scheduled principal payments, excluding reclassified short-term borrowings, during each of the next five years are as follows:

------------------------------------------------------------------------
                                           Sprint     Sprint
                                            FON        PCS
                                           Group      Group      Sprint
------------------------------------------------------------------------
                                                   (millions)

2001/(1)/                                 $ 1,026    $   258    $ 1,214
2002                                        1,339      1,309      2,648
2003                                          372      1,060      1,432
2004                                          144      1,062      1,206
2005                                          122         61        183
------------------------------------------------------------------------

/(1)/ The 2001 scheduled principal payments do not equal current maturities as these amounts reflect the maturity value of the scheduled payment on the PCS Group's Senior Discount notes.

Included in the above schedule are payments on PCS Group debt that are to be made in Japanese yen. The yen needed to satisfy the obligations is currently held on deposit by the PCS Group and included in "Other assets" on the PCS Group's Combined Balance Sheets. The scheduled yen payments included in the above schedule are $1 million in 2003, $20 million in 2004 and $43 million in 2005.

Sprint

Short-term Borrowings

Sprint had bank notes payable totaling $676 million at year-end 2000 and $670 million at year-end 1999. In addition, Sprint had commercial paper borrowings totaling $3.3 billion at year-end 2000 and $1.6 billion at year-end 1999. Though these borrowings are renewable at various dates throughout the year, they were classified as long-term debt because of Sprint's intent and ability to refinance these borrowings on a long-term basis through unused credit facilities and unissued debt under Sprint's shelf registration.

Sprint currently has revolving credit facilities with syndicates of domestic and international banks totaling $5 billion; $3 billion of which is a 364 day facility, renewed in August 2000, expiring in 2001, and $2 billion is a 5 year facility expiring in 2003. Commercial paper and certain bank notes are supported by Sprint's revolving credit facilities. Certain other notes payable relate to a separate revolving credit facility which expires in 2002. At year-end 2000, Sprint had total unused lines of credit of $1.8 billion.

Bank notes outstanding had weighted average interest rates of 7.1% at year-end 2000 and 6.3% at year-end 1999. The weighted average interest rate of commercial paper was 7.5% at year-end 2000 and 6.4% at year-end 1999.

Long-term Debt

In June 2000, Sprint issued $1.25 billion of debt securities under its $4 billion shelf registration statement with the SEC. These borrowings mature in 2002 and have interest rates ranging from 6.9% to 7.6%. At year-end 2000, Sprint had issued a total of $2 billion of debt securities under the shelf. In January 2001, Sprint issued securities using the remaining amount of the shelf (see Note
15).

In June 1999, Sprint entered into a $1 billion financing agreement to sell, on a continuous basis with recourse, undivided percentage ownership interests in a designated pool of its accounts receivable. Subsequent collections of receivables sold to investors are typically reinvested in new receivables. At year-end 2000, Sprint had borrowed $900 million with a weighted average interest rate of 6.9% under this agreement. These borrowings mature in 2002.

Sprint PCS Group

In 2000, Sprint allocated $3.3 billion of debt to the PCS Group. This debt was mainly used to fund new capital investments and repay existing debt.

In the 2000 first quarter, Sprint repaid, prior to scheduled maturities, $127 million of the PCS Group's notes payable to the FCC. These notes had an interest rate of 7.8%. This resulted in a $3 million after-tax extraordinary loss.

In 1999, the PCS Group repaid $2.2 billion of its revolving credit facilities and other borrowings prior to scheduled maturities. This resulted in a $21 million after-tax extraordinary loss.

In 1998, Sprint redeemed, prior to scheduled maturities, $3.3 billion of PCS Group debt with a weighted average interest rate of 8.3%. This resulted in a $31 million after-tax extraordinary loss for the PCS Group.

Other

Sprint, including the PCS Group, had complied with all restrictive or financial covenants relating to its debt arrangements at year-end 2000.

--------------------------------------------------------------------------------
8. Redeemable Preferred Stock
--------------------------------------------------------------------------------

The redeemable preferred stock outstanding, at year-end, is as follows:


                                                     2000           1999
--------------------------------------------------------------------------------
                                                (millions, except per share
                                                       and share data)

Seventh series preferred stock and
  preferred intergroup interest -
    Stated value $1,000
    per share, 525,989
    shares, voting,
    cumulative $6.73
    quarterly dividend rate                         $     526      $    526
================================================================================


Seventh Series Preferred Stock

As part of the PCS Restructuring, Sprint issued to the Cable Partners a new class of convertible preferred stock convertible into PCS shares. Additionally, as part of the PCS Restructuring, the FON Group received a preferred intergroup interest with terms equivalent to the Seventh series preferred stock in exchange for interim financing provided to Sprint PCS before the PCS Restructuring. Shares of Seventh series preferred stock are generally not redeemable before the third anniversary of the PCS Restructuring. If not converted by the holder or earlier redeemed by Sprint, the Seventh series preferred stock will become mandatorily redeemable on the tenth anniversary of the PCS Restructuring.

--------------------------------------------------------------------------------
9. Combined Attributed Net Assets
--------------------------------------------------------------------------------


-----------------------------------------------------------------------------
                                             2000       1999       1998
-----------------------------------------------------------------------------
                                                      (millions)

 Beginning balance                          $  2,794   $  3,229   $  1,386
 Net loss                                     (1,871)    (2,502)    (1,121)
 Dividends                                       (14)       (15)        (2)
 Common stock
   issued                                        230      2,064      3,285
 Tax benefit of
   stock compensation                            148         31          -
 Contributions from
   the FON Group                                   -          -        146
 Equity transfers to                               -
   the FON Group                                              -       (460)
 Other comprehensive
   income (loss)                                  (2)         5          -
 Other, net                                       81        (18)        (5)
-----------------------------------------------------------------------------

 Ending balance                             $  1,366   $  2,794   $  3,229
                                            =================================


--------------------------------------------------------------------------------
10. Commitments and Contingencies
--------------------------------------------------------------------------------

Litigation, Claims and Assessments

PCS shareholders are subject to all of the risks related to an investment in Sprint and the PCS Group, including the effects of any legal proceedings and claims against the FON Group.

In December 2000, Amalgamated Bank, an institutional shareholder, filed a derivative action purportedly on behalf of Sprint against certain of its current and former officers and directors in the Jackson County, Missouri, Circuit Court. The complaint alleges that the individual defendants breached their fiduciary duties to Sprint and were unjustly enriched by making undisclosed amendments to Sprint's stock option plans, by failing to disclose certain information concerning regulatory approval of the proposed merger of Sprint and WorldCom, and by overstating Sprint's earnings for the first quarter of 2000. The plaintiff seeks damages, to be paid to Sprint, in an unspecified amount. Two additional, substantially identical, derivative actions by other shareholders have been filed.

Various other suits arising in the ordinary course of business are pending against Sprint. Management cannot predict the final outcome of these actions but believes they will not be material to the PCS Group combined financial statements.

Commitments

The PCS Group has purchase commitments with various vendors to purchase handsets and other equipment through 2001. Outstanding commitments at year-end 2000 were approximately $830 million. Purchases under these commitments during 2000 totaled approximately $2 million.

Operating Leases

The PCS Group's minimum rental commitments at year-end 2000 for all noncancelable operating leases, consisting mainly of leases for cell and switch sites and office space, are as follows:

--------------------------------------------------------------------------------
                                                            (millions)

  2001                                                    $     205
  2002                                                          157
  2003                                                          108
  2004                                                           70
  2005                                                           26
  Thereafter                                                     63
--------------------------------------------------------------------------------


The PCS Group's gross rental expense totaled $400 million in 2000, $315 million in 1999 and $256 million in 1998. The table excludes renewal options related to certain cell and switch site leases. These renewal options generally have five-year terms and may be exercised from time to time.

---------------------------------------------------------
11. Financial Instruments
---------------------------------------------------------

Fair Value of Financial Instruments

Sprint estimates the fair value of the PCS Group's financial instruments using available market information and appropriate valuation methodologies. As a result, the following estimates do not necessarily represent the values the PCS Group could realize in a current market exchange. Although management is not aware of any factors that would affect the year-end 2000 estimated fair values, those amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, estimates of fair value after year-end 2000 may differ significantly from the amounts presented below.

The carrying amounts and estimated fair values of the PCS Group's financial instruments at year-end were as follows:

---------------------------------------------------------
                                        2000
                           ------------------------------
                               Carrying      Estimated
                                Amount       Fair Value
---------------------------------------------------------
                                       (millions)

Cash and equivalents          $     117      $    117
Long-term debt and capital
  lease obligations              14,380        13,741
Redeemable preferred stock          526           802
---------------------------------------------------------


---------------------------------------------------------
                                        1999
                           ------------------------------
                               Carrying      Estimated
                                Amount       Fair Value
---------------------------------------------------------
                                    (millions)

Cash and equivalents         $      16      $     16
Investment in equity
 securities                          9             9
Long-term debt and capital
 lease obligations              11,489        11,054
Redeemable preferred stock         526           777
---------------------------------------------------------


The carrying amounts of the PCS Group's cash and equivalents approximate fair value at year-end 2000 and 1999. The estimated fair value of investments in equity securities was based on quoted market prices. The estimated fair value of the PCS Group's long-term debt was based on quoted market prices for publicly traded issues. The estimated fair value of all other issues was based on either the Black-Scholes pricing model or the present value of estimated future cash flows using a discount rate based on the risks involved.

Concentrations of Credit Risk

The PCS Group's accounts receivable are not subject to any concentration of credit risk.

Interest Rate Swap Agreements

In 1998, Sprint deferred losses from the termination of interest rate swap agreements used to hedge a portion of a $5.0 billion debt offering. These losses, totaling $75 million, were allocated to the PCS Group and are being amortized to interest expense using the effective interest method over the term of the debt. At year-end 2000, the remaining unamortized deferred loss totaled $61 million.

--------------------------------------------------------------
12. Additional Financial Information
--------------------------------------------------------------

Supplemental Cash Flows Information

The PCS Group's cash paid (received) for interest and income taxes was as follows:

--------------------------------------------------------------
                       2000         1999        1998
--------------------------------------------------------------
                               (millions)

Interest (net of
   capitalized
   interest)       $     909    $     632   $        -
                  ============================================
Income taxes       $    (872)   $    (764)  $      (20)
                  ============================================

Noncash activities for the PCS Group included the following:

---------------------------------------------------------------
                            2000         1999        1998
---------------------------------------------------------------
                                    (millions)

Tax benefit from
   stock options
   exercised               $     148    $      31   $        -
                          =====================================
Stock received for
   stock options
   exercised               $      40    $      40   $        -
                          =====================================
Common stock
  issued under
  employee
  benefit stock
  plans                    $     149    $      49   $        -
                          =====================================
Capital lease
   obligations             $       -    $      36   $      460
                          =====================================
Common stock
   issued for Cox
   PCS
   acquisition             $       -    $   1,146   $        -
                          =====================================
Common stock
   issued to the
   Cable Partners
   to purchase             $       -    $       -   $    3,200
   Sprint PCS
                          =====================================
Preferred stock
   issued to the
   Cable Partners
   in exchange for
   interim
   financing               $       -    $       -   $      247
                          =====================================
Conversion of
   interim
   financing to
   preferred
   intergroup
   interest                $       -    $       -   $      279
                          =====================================


See Note 2 for more details about the assets and liabilities acquired in the Cox PCS purchase and the PCS Restructuring.

Intergroup Investments and Transactions

Sprint FON Group Investments in the Sprint PCS Group

The following table reflects the FON Group's investments in the PCS Group, which have been eliminated in Sprint's consolidated financial statements:

---------------------------------------------------------
                                      2000       1999
---------------------------------------------------------
                                       (millions)

Common and preferred
   intergroup interest            $    260   $    262
Investment in debt securities          188        169
---------------------------------------------------------

Total                             $    448   $    431
                                  =======================


Common Intergroup Interest

The FON Group received a 1% intergroup interest in the PCS Group at the time of the PCS Restructuring and Recapitalization. Subsequently, PCS shares representing the intergroup interest were issued to FON Group employees, exhausting the FON Group's interest in the PCS Group in January 2000.

The FON Group's share of the PCS Group's net loss totaled $13 million in 1999 and $6 million from the date of the PCS Restructuring to year-end 1998 and was included in "Other income, net" in the Sprint FON Group Combined Statements of Operations. As the intergroup interest was exhausted in 2000, no additional PCS Group losses were recognized by the FON Group in 2000.

Preferred Intergroup Interest

The FON Group provided Sprint PCS and the PCS Group with interim financing from the date the PCS Restructuring agreement was signed in May 1998 until it was completed in November 1998. As part of the PCS Restructuring, Sprint converted this financing, totaling $279 million, into an intergroup interest representing
0.3 million shares of 10-year PCS preferred stock convertible into a PCS common intergroup interest. The PCS Group paid the FON Group dividends on the preferred intergroup interest of $8 million in 2000 and 1999 and $1 million in 1998.

Long-term Loans

Sprint provided Sprint PCS with additional interim financing of $180 million from May 1998 through November 1998. This loan was repaid in 1999.

Intergroup Interest Expense

The difference between Sprint's actual interest costs and the interest costs charged to the PCS Group on allocated debt totaled $235 million in 2000, $167 million in 1999 and $11 million in 1998. Additionally, the PCS Group incurred intergroup interest expense of $19 million in 2000, $20 million in 1999 and $16 million in 1998 primarily related to the FON Group's investment in PCS Group debt securities. These amounts are included in "Interest expense" in the Sprint PCS Group Combined Statements of Operations. See Note 1 for a more detailed description of how Sprint allocates interest expense to each of the groups.

Intergroup Transactions

The PCS Group uses the long distance operation as its interexchange carrier and purchases wholesale long distance for resale to its customers. Additionally, the FON Group provides the PCS Group with Caller ID services and various other goods and services. Charges to the PCS Group for these items totaled $381 million in 2000, $264 million in 1999 and $21 million from the PCS Restructuring date to year-end 1998.

The PCS Group provides the FON Group with access to its network and telemarketing and various other services. Charges to the FON Group for these items totaled $35 million in 2000 and $4 million in 1999.

The FON Group provides management, printing, mailing and warehousing services to the PCS Group. Charges to the PCS Group for these services totaled $150 million in 2000, $65 million in 1999 and $5 million from the PCS Restructuring date to year-end 1998.

Related Party Transactions

Sprint PCS Group

The Cable Partners advanced PhillieCo $26 million in 1998. These advances were repaid in the 1999 first quarter.

Sprint PCS

The following discussion reflects related party transactions between Sprint and Sprint PCS prior to the PCS Restructuring:

Sprint provided Sprint PCS with billing and operator services, and switching equipment. Sprint PCS also used the long distance operation as its interexchange carrier. Charges to Sprint PCS for these services totaled $87 million in 1998.

Sprint provided management, printing, mailing and warehousing services to Sprint PCS. Charges to Sprint PCS for these services totaled $25 million in 1998.

Sprint had a vendor financing loan to Sprint PCS for $300 million at year-end 1997 which was repaid in 1998. Sprint also loaned Sprint PCS $114 million in 1998, which was repaid in the 1999 first quarter.

Major Customer

The PCS Group markets its products through multiple distribution channels, including its own retail stores as well as other retail outlets. Equipment sales to one retail chain and the subsequent service revenues generated by sales to its customers accounted for 25% of net operating revenues in 2000, 28% in 1999 and 25% in 1998.

-----------------------------------------------
13. Recently Issued Accounting Pronouncements
-----------------------------------------------

In June 1998, the Financial Accounting Standards Board issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires all derivatives to be recorded on the balance sheet as either assets or liabilities and be measured at fair value. Gains or losses from changes in the derivative values are to be accounted for based on how the derivative is used and whether it qualifies for hedge accounting. When this statement was adopted in January 2001, it had no material impact on the PCS Group's combined financial statements.

In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125." This statement revises the standards for accounting for securitizations and other transfers of financial assets and provides consistent standards for distinguishing transfers from sales and secured borrowings. This statement is effective for transactions occurring after March 31, 2001 and is not expected to have a material impact on the PCS Group's combined financial statements.

--------------------------------------------------------------
14. Quarterly Financial Data (Unaudited)
--------------------------------------------------------------

                                                                           Quarter
                                              ---------------------------------------------------------------
2000                                                 1st             2nd             3rd             4th
-------------------------------------------------------------------------------------------------------------
                                                            (millions, except per share data)
Net operating revenues/(1)/                       $ 1,220        $ 1,476        $ 1,707         $ 1,938
Operating loss                                       (602)          (469)          (367)           (490)
Loss before extraordinary items                      (510)          (456)          (390)           (512)
Net loss                                             (513)          (456)          (390)           (512)

                                                                           Quarter
                                              ---------------------------------------------------------------
1999                                                 1st             2nd             3rd             4th
-------------------------------------------------------------------------------------------------------------
                                                            (millions, except per share data)
Net operating revenues/(1)/                        $  637         $  780         $  901        $  1,055
Operating loss                                       (827)          (708)          (790)           (912)
Loss before extraordinary items                      (605)          (555)          (615)           (706)
Net loss                                             (626)          (555)          (615)           (706)

/(1)/ Certain reclassifications were made between net operating revenues and operating expenses from amounts reported in the 2000 quarterly reports on Form 10-Q to conform to industry events or practices. These reclassifications had no impact on operating loss as previously reported. Additionally, in the 2000 fourth quarter, the PCS Group adopted SEC Staff Accounting Bulletin No. 101, "Revenue recognition in Financial Statements," (SAB 101). As required by SAB 101, 2000 net operating revenues have been restated from amounts reported in the 2000 quarterly reports on Form 10-Q. Net operating revenues were unchanged in the 2000 first quarter and reduced by $32 million in the 2000 second quarter and $36 million in the 2000 third quarter.



--------------------------------------------------------------
15. Subsequent Event (Unaudited)
--------------------------------------------------------------

In January 2001, Sprint issued $2.4 billion of debt securities. Sprint had $2 billion of unissued securities under its existing shelf registration statement with the SEC, and registered an additional $400 million prior to the issuance. These borrowings have interest rates ranging from 7.1% to 7.6% and have scheduled maturities in 2006 and 2011. The proceeds were allocated to the PCS Group and used mainly to repay existing debt.

MANAGEMENT'S DISCUSSION OF                                      Sprint PCS Group
FINANCIAL CONDITION AND RESULTS OF OPERATIONS            (an integrated business
                                                          of Sprint Corporation)
-------------------------------------------------------
Forward-looking Information
-------------------------------------------------------

Sprint includes certain estimates, projections and other forward-looking statements in its reports, in presentations to analysts and others, and in other publicly available material. Future performance cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include:

     . the effects of vigorous competition in the markets in which Sprint operates;
     . the costs and business risks associated with providing new services and entering new markets necessary to provide nationwide or global services;
     . the ability of the PCS Group to continue to grow a significant market presence;
     . the effects of mergers and consolidations within the telecommunications industry;
     .  the uncertainties related to Sprint's strategic investments;
     . the impact of any unusual items resulting from ongoing evaluations of Sprint's business strategies;
     .  unexpected results of litigation filed against Sprint;
     . the possibility of one or more of the markets in which Sprint competes being impacted by changes in political, economic or other factors such as monetary policy, legal and regulatory changes including the impact of the Telecommunications Act of 1996 (Telecom Act), or other external factors over which Sprint has no control; and
     . other risks referenced from time to time in Sprint's filings with the Securities and Exchange Commission.

The words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are found throughout MD&A. The reader should not place undue reliance on forward-looking statements, which speak only as of the date of this report. Sprint is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this report or unforeseen events.

-------------------------------------------------------
Sprint PCS Group
-------------------------------------------------------

General

The PCS Group includes Sprint's wireless personal communication services (PCS) operations. It operates the only 100% digital PCS wireless network in the United States with licenses to provide service nationwide using a single frequency and a single technology. At year-end 2000, the PCS Group, together with affiliates, operated PCS systems in over 300 metropolitan markets, including the 50 largest U.S. metropolitan areas. The PCS Group has licenses to serve more than 280 million people in all 50 states, Puerto Rico and the U.S. Virgin Islands. The service offered by the PCS Group and its affiliates now reaches more than 220 million people. The PCS Group provides nationwide service through:

     . operating its own digital network in major U.S. metropolitan areas, . affiliating with other companies, mainly in and around smaller U.S.
        metropolitan areas,
     . roaming on other providers' analog cellular networks using dual-band/dual-mode handsets, and
     . roaming on other providers' digital PCS networks that use code division multiple access (CDMA).

The PCS Group also provides wholesale PCS services to companies that resell the services to their customers on a retail basis. These companies pay the PCS Group a discounted price for their customers' usage, but bear the costs of acquisition and customer service.

The PCS Group also includes its investment in Pegaso Telecomunicaciones, S.A. de C.V. (Pegaso), a wireless PCS operation in Mexico. This investment is accounted for using the equity method.

The wireless industry, including the PCS Group, typically generates a significantly higher number of subscriber additions and handset sales in the fourth quarter of each year compared to the remaining quarters. This is due to the use of retail distribution, which is dependent on the holiday shopping season; the timing of new products and service introductions; and aggressive marketing and sales promotions.

Board Discretion Regarding Tracking Stocks

Sprint's Board has the discretion to, among other things, make operating and financial decisions that could favor one group over the other and, subject to the restrictions in Sprint's articles of incorporation, to change the allocation of the assets and liabilities that comprise each of the FON Group and the PCS Group without shareholder approval. Under the applicable corporate law, Sprint's Board owes its fiduciary duties to all of Sprint's shareholders and there is no board of directors that owes separate duties to the holders of either the FON common stock or the PCS common stock. The Tracking Stock Policies provide that the Board, in resolving material matters in which the holders of FON common stock and PCS common stock have potentially divergent interests, will act in the best interests of Sprint and all of its common shareholders after giving fair consideration to the potentially divergent interests of the holders of the separate classes of Sprint common stock. These policies may be changed by the Board without shareholder approval. Given the Board's discretion in these matters, it may be difficult to assess the future prospects of each group based on past performance.

--------------------------------------------------------------------------------
Results of Operations
--------------------------------------------------------------------------------

--------------------------------------------------------
                          2000       1999        1998
--------------------------------------------------------
                                   (millions)
Net operating revenues $   6,341   $   3,373   $  1,294
Operating expenses         8,269       6,610      3,864
--------------------------------------------------------
Operating loss         $  (1,928)  $  (3,237)  $ (2,570)
                       =================================

Loss from continuing
   operations          $  (1,868)  $  (2,481)  $ (1,090)
                       =================================

Capital expenditures   $   3,047   $   2,580   $  1,072
                       =================================


The PCS Group's 1999 results of operations reflect the first full year of combined results after the PCS Restructuring. The PCS Group's 1998 results of operations included SprintCom's operating results as well as Sprint PCS' operating results on a consolidated basis for the entire year. (See "Pro Forma Sprint PCS Group" section below for a discussion of pro forma results of operations.)

In 2000, operating expenses include a nonrecurring charge of $24 million for costs associated with the terminated WorldCom merger. This charge increased the loss from continuing operations by $16 million. Also included in the 2000 loss from continuing operations is a nonrecurring gain of $18 million from the sale of customers and network infrastructure to a PCS affiliate. In 1998, operating expenses and loss from continuing operations include a write-off of $179 million associated with the cost of nine in-process research and development projects acquired in connection with the PCS Restructuring.

The PCS Group markets its products through multiple distribution channels, including its own retail stores as well as other retail outlets. Equipment sales to one retail chain and the subsequent service revenues generated by sales to its customers accounted for 25% of net operating revenues in 2000, 28% in 1999 and 25% in 1998.

Pro Forma Sprint PCS Group

To provide a more meaningful analysis of the PCS Group's underlying operating results, the following supplemental discussion presents 1998 on a pro forma basis and assumes the PCS Restructuring and the write-off of acquired in-process research and development costs occurred prior to 1998.

--------------------------------------------------------
                           2000       1999       1998
--------------------------------------------------------
                                   (millions)
Net operating revenues $   6,341   $  3,373   $  1,294

Operating expenses
   Costs of services
     and products          3,942      3,150      1,758
   Selling, general
   and administrative      2,426      1,937      1,138
   Depreciation and
     amortization          1,877      1,523      1,038
   Merger related costs       24          -          -
------------------------------------------------------
Total operating
   expenses                8,269      6,610      3,934
------------------------------------------------------
Operating loss         $  (1,928)  $ (3,237)  $ (2,640)
                       ===============================

Capital expenditures
   (including capital
   lease obligations)  $   3,047   $  2,616   $  2,904
                       ===============================

Net Operating Revenues

-------------------------------------------------------
                           2000      1999       1998
-------------------------------------------------------

Customers at year-end
   (millions)                9.5        5.7       2.6
                       ==============================
Average monthly
   service revenue
   per user (ARPU)     $      59   $     58  $     60
                       ==============================

Net operating revenues include subscriber revenues and sales of handsets and accessory equipment. Subscriber revenues consist of monthly recurring charges, usage charges and activation fees. Subscriber revenues increased 94% in 2000 mainly reflecting an increase in the average number of customers. The PCS Group added 3.8 million customers in 2000 to end the year with over 9.5 million customers in more than 300 metropolitan markets nationwide. The increase in ARPU in 2000 was partly due to the implementation of activation charges in the second quarter. Subscriber revenues were also aided by the increase in resale customers. The companies that the PCS Group serves on a wholesale basis added 238,000 customers in 2000, ending the year with approximately 310,000 customers.

In 2000, the customer churn rate improved to 2.8% from 3.4% in 1999 and 3.3% in 1998. The improvement reflects expanded network coverage and the success of several customer retention initiatives.

Revenues from sales of handsets and accessories were approximately 14% of net operating revenues in 2000, 17% in 1999 and 18% in 1998. As part of the PCS Group's marketing plans, handsets are normally sold at prices below the PCS Group's cost.

Operating Expenses

Costs of services and products mainly include handset and accessory costs, switch and cell site expenses and other network-related costs. These costs increased 25% in 2000 and 79% in 1999 reflecting the significant growth in customers and expanded market coverage, partly offset by a reduction in handset unit costs.

Selling, general and administrative (SG&A) expense mainly includes marketing costs to promote products and services as well as salary and benefit costs. SG&A expense increased 25% in 2000 and 70% in 1999 reflecting an expanded workforce to support subscriber growth and increased marketing and selling costs.

Acquisition costs per gross customer addition, including equipment subsidies and marketing costs, have improved approximately 19% in 2000 and 26% in 1999. Lower handset unit costs and scale benefits from greater customer additions have contributed to the improvement.

Cash costs per user (CCPU) consists of costs of service revenues, service delivery and other general and administrative costs. CCPU was $35 in 2000, $48 in 1999 and $73 in 1998. The improvements reflect successful expense management and scale benefits resulting from the increased customer base.

Depreciation and amortization expense consists mainly of depreciation of network assets and amortization of intangible assets. The intangible assets include goodwill, PCS licenses, customer base, microwave relocation costs and assembled workforce.

Depreciation and amortization expense increased 23% in 2000 and 47% in 1999 mainly reflecting depreciation of the network assets placed in service during 2000 and 1999. The increases also reflects amortization of intangible assets acquired in the Cox PCS purchase in the 1999 second quarter.

------------------------------------------------------
Nonoperating Items
------------------------------------------------------

Interest Expense

The effective interest rates in the following table reflect interest expense on long-term debt only. Interest costs on short-term borrowings classified as long-term debt, intergroup borrowings and deferred compensation plans have been excluded so as not to distort the PCS Group's effective interest rates on long-term debt.

----------------------------------------------------------
                            2000       1999       1998
----------------------------------------------------------

Effective interest rate
   on long-term debt/(1)/    8.7%       8.7%       9.4%
                            ==============================

/(1)/ The effective interest rate on long-term debt for 1998 is on a pro forma basis as if Sprint PCS' long-term debt had been included in the PCS Group's outstanding long-term debt balance all year.

The decrease in the PCS Group's effective interest rate from 1998 mainly reflects increased borrowings with lower interest rates.

Effective with the PCS Restructuring, interest expense on borrowings incurred by Sprint and allocated to the PCS Group is based on rates the PCS Group would be able to obtain from third parties as a direct or indirect wholly owned Sprint subsidiary, but without the benefit of any guaranty by Sprint or any member of the FON Group. The PCS Group's interest expense includes $235 million in 2000, $167 million in 1999 and $11 million in 1998 resulting from the difference between Sprint's actual interest rates and the rates charged to the PCS Group. These costs are derived from both long-term and short-term allocated borrowings. Only the long-term portion of these costs are included in the effective interest rates above.

Other Partners' Loss in Sprint PCS

Sprint PCS' results of operations for 1998 have been consolidated for the entire year. The Cable Partners' share of losses through the PCS Restructuring date has been reflected as "Other partners' loss in Sprint PCS" in the Combined Statements of Operations.

Other Income (Expense), Net

Other income (expense) consisted of the following:

---------------------------------------------------------
                           2000       1999       1998
---------------------------------------------------------
                                   (millions)
Equity in net loss of
   affiliate           $      (55) $       - $       -
Gains on sales of
   assets                      47         25         -
Other, net                     (3)        21        34
---------------------------------------------------------

Total                  $      (11) $      46 $      34
                       ==================================


Other expense for 2000 mainly includes the PCS Group's share of losses of Pegaso and gains on sales of assets including certain customers and associated network infrastructure and certain other investments. Other income for 1999 mainly includes a gain on the sale of network infrastructure totaling $25 million and $13 million from the FON Group's interest in the PCS Group's loss. Other income for 1998 consisted mainly of interest income totaling $34 million, reflecting interest earned on partner contributions from the Sprint PCS partners prior to the PCS Restructuring.

Income Taxes

The PCS Group's effective tax rates were 35.0% in 2000, 35.9% in 1999 and 33.2% in 1998. See Note 6 of Notes to Combined Financial Statements for information about the differences that caused the effective income tax rates to vary from the statutory federal rate for income taxes related to loss before extraordinary items.

Extraordinary Items, Net

In 2000, Sprint redeemed, prior to scheduled maturities, $127 million of the PCS Group's notes payable to the FCC. These notes had an interest rate of 7.8%. This resulted in a $3 million after-tax extraordinary loss.

In 1999, Sprint redeemed, prior to scheduled maturities, $2.2 billion of the PCS Groups revolving credit facilities and other borrowings. These borrowings had interest rates ranging from 5.6% to 8.3%. This resulted in a $21 million after-tax extraordinary loss. These short-term borrowings were repaid with proceeds from long-term financing.

In 1998, Sprint redeemed, prior to scheduled maturities, $3.3 billion of PCS Group debt with a weighted average interest rate of 8.3%. This resulted in a $31 million after-tax extraordinary loss.

--------------------------------------------------------
Financial Condition
--------------------------------------------------------
--------------------------------------------------------
                                     2000       1999
--------------------------------------------------------
                                      (millions)
Combined assets                  $   19,763 $   17,924
                                 =======================


Net property, plant and equipment increased $1.5 billion in 2000 reflecting capital expenditures to support the PCS network buildout, partly offset by depreciation and network asset sales.

Net intangibles decreased $454 million mainly reflecting amortization of the customer base and goodwill. See "Liquidity and Capital Resources" for more information about changes in the Combined Balance Sheets.

-------------------------------------------------------
Liquidity and Capital Resources
-------------------------------------------------------

Sprint's Board exercises discretion regarding the liquidity and capital resource needs of each group. This includes the ability to prioritize the use of capital and debt capacity, to determine cash management policies and to make decisions regarding the timing and amount of capital expenditures. The actions of the Board of Directors are subject to its fiduciary duties to all shareholders of Sprint, and not just to the holders of a particular class of common stock. Given the board's discretion in these matters, it may be difficult to assess each group's liquidity and capital resource needs and future prospects based on past performance.

The PCS Group's cash flows for 1998 include Sprint PCS' cash flows only after the PCS Restructuring date.

Operating Activities

----------------------------------------------------------
                             2000       1999       1998
----------------------------------------------------------
                                   (millions)

Cash flows used by
   operating activities  $      (8)  $  (1,692) $    (159)
                         =================================


Cash flows used by operating activities decreased $1.7 billion in 2000 and increased $1.5 billion in 1999. The 2000 decrease mainly reflects decreased operating losses for the PCS Group and a decrease in working capital. The 1999 increase mainly reflects increased operating losses and an increase in working capital.

Investing Activities

----------------------------------------------------------
                             2000       1999       1998
----------------------------------------------------------
                                 (millions)

Cash flows used by
   investing activities  $  (3,054) $  (2,509) $    (861)
                         =================================

The PCS Group's main use of cash in 2000, 1999 and 1998 was to fund capital expenditures for the PCS network buildout. Capital expenditures for the PCS Group totaled $3.0 billion in 2000, $2.6 billion in 1999 and $1.1 billion in 1998. Investing activities also include sales of assets of $207 million in 2000 and $153 in 1999. "Investments in affiliates" mainly reflects the PCS Group's investment in Pegaso.

Financing Activities

-------------------------------------------------------
                          2000       1999       1998
-------------------------------------------------------
                                 (millions)

Cash flows provided
   by financing
   activities         $   3,163  $   4,044  $   1,193
                      =================================


Financing activities reflect net proceeds from long-term debt allocated from Sprint of $2.9 billion in 2000, $3.2 billion in 1999 and $1 billion in 1998. In addition, the PCS Group received $121 million in 2000 and $905 million in 1999 from stock issuances, including stock option exercises. These proceeds were primarily used to fund the PCS Group's capital expenditures and operating losses.

Also included in the 2000 financing activities is $80 million received from the FON Group to compensate for the net amount of PCS stock-based compensation granted to FON Group employees and FON stock-based compensation granted to PCS Group employees. In addition, the PCS Group received $132 million of proceeds from Sprint's employee stock purchase plan in 2000.

In connection with the PCS Restructuring, Sprint adopted a tax sharing agreement that provides for the allocation of income taxes between the FON Group and PCS Group. Sprint expects the FON Group to continue to make significant payments to the PCS Group under this agreement because of expected PCS Group operating losses in the near future and from using the PCS Group's net operating loss carryforwards. These payments will reflect the PCS Group's incremental cumulative effect on Sprint's consolidated federal and state tax liability and tax credit position. The PCS Group received payments from the FON Group totaling $872 million in 2000, $764 million in 1999 and $20 million in 1998. See Note 1 of Notes to Combined Financial Statements, "Allocation of Federal and State Income Taxes," for more details.

Capital Requirements

The PCS Group's 2001 investing activities, mainly consisting of capital expenditures and investments in affiliates, are expected to be between $3.7 and $4.0 billion. Capital expenditures are expected to range between $3.3 and $3.5 billion, and investments in affiliates are expected to be between $350 and $450 million.

PCS preferred stock dividend payments are expected to total $15 million, including payments to the FON Group for its preferred intergroup interest. See
Note 12 of Notes to Combined Financial Statements for a more detailed discussion of the FON Group's preferred intergroup interest in the PCS Group.

-------------------------------------------------------
Regulatory Developments
-------------------------------------------------------

The FCC sets rules, regulations and policies to, among other things:

     . grant licenses for PCS frequencies and license renewals, . rule on assignments and transfers of control of PCS licenses, . govern the interconnection of PCS networks with other wireless and wireline carriers,
     . establish access and universal service funding provisions, . impose fines and forfeitures for violations of any of the FCC's rules,
        and
     .  regulate the technical standards of PCS networks.

The FCC currently prohibits a single entity from having a combined attributable interest (20% or greater interest in any license) in broadband PCS, cellular and specialized mobile radio licenses totaling more than 45 megahertz (MHz) in any geographic area except that in rural service areas no licensee may have an attributable interest in more than 55 MHz of commercial mobile radio service
(CMRS) spectrum.

PCS License Transfers and Assignments

The FCC must approve any substantial changes in ownership or control of a PCS license. Noncontrolling interests in an entity that holds a PCS license or operates PCS networks generally may be bought or sold without prior FCC approval. In addition, the FCC now requires only post-consummation notification of certain pro forma assignments or transfers of control.

PCS License Conditions

All PCS licenses are granted for 10-year terms if the FCC's buildout requirements are followed. Based on those requirements, all 30 MHz broadband major trading area (MTA) licensees must build networks offering coverage to 1/3 of the population within five years and 2/3 within 10 years. In June 2000, the PCS Group met its five-year buildout requirement in all its MTA markets. All 10 MHz broadband PCS licensees must build networks offering coverage to at least 1/4 of the population within five years or make a showing of "substantial service" within that five-year period. Sprint anticipates that it will meet the 10 MHz five-year buildout requirement by the April 2002 deadline. Licenses may be revoked if the rules are violated.

PCS licenses may be renewed for additional 10-year terms. Renewal applications are not subject to auctions. However, third parties may oppose renewal applications.

Other FCC Requirements

Broadband PCS providers cannot unreasonably restrict or prohibit other companies from reselling their services. They also cannot unreasonably discriminate against resellers. CMRS resale obligations will expire in 2002.

Local exchange carriers must program their networks to allow customers to retain, at the same location, existing telephone numbers when switching from one telecommunications carrier to another. This is referred to as service provider number portability. CMRS providers are currently required to deliver calls from their networks to ported numbers anywhere in the country. By November 24, 2002, all covered CMRS providers must provide a database solution for number portability. The solution must be able to support roaming. Covered CMRS providers must provide number portability in the 100 largest metropolitan statistical areas, in compliance with certain FCC performance criteria, but only at the request of another carrier (CMRS provider or local exchange carrier)."

Broadband PCS and other CMRS providers may provide wireless local loop and other fixed services that would directly compete with the wireline services of local phone companies. Broadband PCS and other CMRS providers must implement enhanced emergency 911 capabilities in a two-tiered manner. In the first phase, wireless carriers must identify the base station from which a call originated. In the second phase, wireless carriers must provide location within a radius as small as fifty meters. Implementation of the more complex Phase II location requirements must begin by October 1, 2001.

Communications Assistance for Law Enforcement Act

The Communications Assistance for Law Enforcement Act (CALEA) was enacted in 1994 to preserve electronic surveillance capabilities by law enforcement officials in the face of rapidly changing telecommunications technology.

This act requires telecommunications carriers, including Sprint, to modify their equipment, facilities and services to allow for authorized electronic surveillance based on either industry or FCC standards. In 1997, industry-setting organizations developed interim standards for wireline, cellular and broadband PCS carriers to comply with CALEA. In August 1999, the FCC supplemented the interim industry standards with six additional capabilities. For interim industry standards, the deadline for compliance was June 30, 2000, and for the additional standards established by the FCC, the deadline is September 30, 2001. In August 2000, an appellate court vacated the FCC's decision relative to four of the capabilities and remanded the matter for further FCC consideration.

Sprint PCS believes that it is in compliance with all existing CALEA requirements. However, Sprint PCS filed a petition for an extension of the June 30, 2000 deadline until June 30, 2001 in the event that the FCC determines that Sprint PCS must use a specific vendor solution to automatically provide mobile service assistance information under Section 103 (d) of CALEA. Specifically, this section requires a CMRS carrier to identify (a) whether a customer/interception subject is traveling "in network: but outside the customer's service area," and (b) the service provider if the subject is roaming on another CMRS network. While Sprint PCS is capable of providing this information upon a specific request by law enforcement, it cannot provide the information automatically. The FCC has not ruled on Sprint PCS' motion for an extension of the June 30, 2000 deadline; however, Sprint PCS is deemed to have an extension of the deadline until March 31, 2001 unless the FCC revokes the extension before that deadline or issues a final order with a different deadline.

Other Federal Regulations

Wireless systems must comply with certain FCC and Federal Aviation Administration regulations about the siting, lighting and construction of transmitter towers and antennas. In addition, FCC environmental regulations may cause certain cell site locations to come under National Environmental Policy Act (NEPA) and National Historic Preservation Act (NHPA) regulation. The FCC's NEPA and NHPA rules require carriers to meet certain land use and radio frequency standards.

Universal Service Requirements

The FCC and many states have established "universal service" programs to ensure affordable, quality telecommunications services for all Americans. The PCS Group's "contribution" to these programs is typically a percentage of end-user revenues. Currently, management cannot predict the extent of the PCS Group's future federal and state universal service assessments, or its ability to recover its contributions from the universal service fund.